SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*


                                 PC Quote, Inc.
                                ________________
                                (Name of Issuer)


                     Common Stock, $.001 par value per share
                     _______________________________________
                         (Title of Class of Securities)


                                    693236200
                                 ______________
                                 (CUSIP Number)

            James F. Mosier, Corporate Secretary and General Counsel
                      Physicians Insurance Company of Ohio
                            13515 Yarmouth Drive, NW
                            Pickerington, Ohio 43147
                                 (614) 864-7100
                _________________________________________________
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 2, 1996
             _______________________________________________________
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ X ]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D



1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

            PICO Holdings, Inc.


2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
                                                         (a)   X

                                                         (b) ____

3.    SEC USE ONLY:



4.    SOURCE OF FUNDS (SEE INSTRUCTIONS):

            AF

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e):                         ____

6.    CITIZENSHIP OR PLACE OF ORGANIZATION:

            California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.    SOLE VOTING POWER:            3,396,400 shares
8.    SHARED VOTING POWER:               None
9.    SOLE DISPOSITIVE POWER:       3,396,400 shares
10.   SHARED DISPOSITIVE POWER:          None

11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

            3,396,400 shares

12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES (SEE INSTRUCTIONS):              ____


13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

            39.5%

14.    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

            HC

                                 SCHEDULE 13D



1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

            Physicians Insurance Company of Ohio


2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
                                                         (a)   X

                                                         (b) ____

3.    SEC USE ONLY:



4.    SOURCE OF FUNDS (SEE INSTRUCTIONS):

            WC

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e):                         ____

6.    CITIZENSHIP OR PLACE OF ORGANIZATION:

            Ohio

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.    SOLE VOTING POWER:            3,396,400 shares
8.    SHARED VOTING POWER:               None
9.    SOLE DISPOSITIVE POWER:       3,396,400 shares
10.   SHARED DISPOSITIVE POWER:          None

11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

            3,396,400 shares

12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES (SEE INSTRUCTIONS):              ____


13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

            39.5%

14.    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

            IC

                                  SCHEDULE 13D



1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

            American Physicians Life Insurance Company


2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
                                                         (a)   X

                                                         (b) ____

3.    SEC USE ONLY:



4.    SOURCE OF FUNDS (SEE INSTRUCTIONS):

            Not applicable

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e):                         ____

6.    CITIZENSHIP OR PLACE OF ORGANIZATION:

            Ohio

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.    SOLE VOTING POWER:            96,400 shares
8.    SHARED VOTING POWER:               None
9.    SOLE DISPOSITIVE POWER:       96,400 shares
10.   SHARED DISPOSITIVE POWER:          None

11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

            96,400 shares

12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES (SEE INSTRUCTIONS):              ____


13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

            1.3%

14.    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

            IC

                                  SCHEDULE 13D



1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

            Physicians Investment Company


2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
                                                         (a)   X

                                                         (b) ____

3.    SEC USE ONLY:



4.    SOURCE OF FUNDS (SEE INSTRUCTIONS):

            Not applicable

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e):                         ____

6.    CITIZENSHIP OR PLACE OF ORGANIZATION:

            Ohio

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.    SOLE VOTING POWER:            96,400 shares
8.    SHARED VOTING POWER:               None
9.    SOLE DISPOSITIVE POWER:       96,400 shares
10.   SHARED DISPOSITIVE POWER:          None

11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

            96,400 shares

12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES (SEE INSTRUCTIONS):              ____


13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

            1.3%

14.    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

            HC

Item 1.  Security and Issuer.

     This Schedule 13D relates to the shares of Common Stock, $.001 par value (the "PC Quote Shares"), of PC Quote, Inc. ("PC Quote"). The address of the principal executive offices of PC Quote is 300 South Wacker Drive, Chicago, Illinois 60606.

Item 2.  Identity and Background.

     The persons filing this Schedule 13D are PICO Holdings, Inc. ("Holdings"), Physicians Insurance Company of Ohio ("Physicians"), American Physicians Life Insurance Company ("APL") and Physicians Investment Company ("PIC").

     A. Holdings is a California insurance holding company which became the parent of Physicians on November 20, 1996 as a result of the merger (the "Merger") of Citation Holdings, Inc., a wholly-owned subsidiary of Holdings ("Holdings Sub"), with and into Physicians as contemplated by the Agreement and Plan of Reorganization (the "Merger Agreement"), dated as of May 1, 1996, as amended, by and among Physicians, Holdings and Holdings Sub. Upon consummation of the Merger, Holdings' name was changed from "Citation Insurance Group" to "PICO Holdings, Inc." In addition to being the parent of Physicians, Holdings is the direct parent of Citation Insurance Company and the indirect parent of Citation National Insurance Company, which are principally engaged in writing workers' compensation and commercial property and casualty insurance. Holdings' business address is 875 Prospect Street, Suite 301, La Jolla, California 92037.

            The directors of Holdings include:

     (i) S. Walter Foulkrod, III, Esq., whose business address is S. Walter Foulkrod, III & Associates, P.O. Box 6600, Harrisburg, Pennsylvania 17112-0600. Mr. Foulkrod is an attorney and the owner of S. Walter Foulkrod, III & Associates, Attorneys at Law. Mr. Foulkrod is a citizen of the United States.

     (ii) Richard D. Ruppert, MD, whose residence address is 2710 Falmouth Drive, P.O. Box 352855, Toledo, Ohio 43635-2855. Dr. Ruppert is a physician and serves as Chairman of the Boards of APL and PIC. Dr. Ruppert is a citizen of the United States.

     (iii) Dr. Gary H. Weiss, whose business address is Level 24, 2 Market Street, Sydney 2000 Australia. Dr. Weiss is a barrister and solicitor and serves as Executive Director of Guinness Peat Group plc, an investment holding company. Dr. Weiss is a citizen of Australia and New Zealand.

     (iv) John R. Hart, whose business address is 875 Prospect Street, Suite 301, La Jolla, California 92037. Mr. Hart serves as President and Chief Executive Officer of Holdings and Physicians. Mr. Hart is a citizen of the United States.

     (v) Ronald Langley, whose business address is 875 Prospect Street, Suite 301, La Jolla, California 92037. Mr. Langley serves as Chairman of the Boards of Holdings and Physicians. Mr. Langley is a citizen of Australia.

     (vi) John D. Weil, whose business address is 200 North Broadway, Suite 825, St. Louis, Missouri 63102-2573. Mr. Weil serves as President of Clayton Management Company, a strategic investment company. Mr. Weil is a citizen of the United States.

     (vii) Marshall J. Burak, whose business address is College of Business, San Jose State University, One Washington Square, San Jose, California 95192-0065. Mr. Burak is Professor of Finance and Dean of the College of Business of San Jose State University. Mr. Burak is a citizen of the United States.

     (viii) Paul M. Bancroft, whose business address is 655 Montgomery Street, Suite 920, San Francisco, California 94111. Mr. Bancroft is a private investor. Mr. Bancroft is a citizen of the United States.

     (ix) Robert R. Broadbent, whose business address is Tower City Center, 2900
Terminal  Tower,  Cleveland,   Ohio  44113-2204.   Mr.  Broadbent  is  a  retail
consultant. Mr. Broadbent is a citizen of the United States.

     The executive officers of Holdings, in addition to Messrs. Langley and Hart, are:

     (i) Richard H. Sharpe, whose business address is Physicians Insurance Company of Ohio, 13515 Yarmouth Drive, N.W., Pickerington, Ohio 43147. Mr. Sharpe serves as Chief Operating Officer of Holdings and Physicians. Mr. Sharpe is a citizen of the United States.

     (ii) Gary W. Burchfield, whose business address is Physicians Insurance Company of Ohio, 13515 Yarmouth Drive, N.W., Pickerington, Ohio 43147. Mr.
Burchfield serves as Chief Financial Officer and Treasurer of Holdings and Physicians. He is an United States citizen.

     (iii) James F. Mosier, Esq., whose business address is Physicians Insurance Company of Ohio, 13515 Yarmouth Drive, N.W., Pickerington, Ohio 43147. Mr. Mosier serves as General Counsel and Corporate Secretary of Holdings and Physicians. He is an United States citizen.

     B. Physicians is an Ohio licensed insurance corporation which operates primarily as a diversified investment and insurance company. Physicians' business address is 13515 Yarmouth Drive, N.W., Pickerington, Ohio 43147.

     The directors of Physicians include:

     (i) S. Walter Foulkrod, III, Esq., whose background is described in Item 2(A) above.

     (ii) Richard D. Ruppert, MD, whose background is described in Item 2(A) above.

     (iii) Dr. Gary H. Weiss, whose background is described in Item 2(A) above.

     (iv) John R. Hart, whose background is described in Item 2(A) above.

     (v) Ronald Langley, whose background is described in Item 2(A) above.

     (vi) John D. Weil, whose background is described in Item 2(A) above.

     The executive officers of Physicians, in addition to Messrs. Langley and Hart, are:

     (i) Richard H. Sharpe, whose background is described in Item 2(A) above.

     (ii) Martha G. Althauser, Esq., whose business address is Physicians Insurance Company of Ohio, 13515 Yarmouth Drive, N.W., Pickerington, Ohio 43147. Ms. Althauser serves as Vice President, Claims of Physicians. She is an United States citizen.

     (iii) Gary W. Burchfield, whose background is described in Item 2(A) above.

     (iv) James F. Mosier, Esq., whose background is described in Item 2(A) above.

     C. APL is an Ohio corporation which is a wholly-owned indirect subsidiary of Physicians. APL's principal business is selling life and health insurance. APL's business address is 13515 Yarmouth Drive, N.W., Pickerington, Ohio 43147.

     The directors of APL are Ronald Langley, John R. Hart, Richard H. Sharpe, Richard D. Ruppert, MD and Dr. Gary H. Weiss. Each of their backgrounds has been described in Item 2(A) above.

     The executive officers of APL include:

     (i) Richard D. Ruppert, MD, who serves as Chairman of the Board of APL;

     (ii) Richard H. Sharpe, who serves as President and Chief Executive Officer of APL;

     (iii) James F. Mosier, Esq., who serves as General Counsel and Secretary of APL;

     (iv) Loman H. Hartley, whose business address is American Physicians Life Insurance Company, 13515 Yarmouth Drive, N.W., Pickerington, Ohio 43147. Mr. Hartley serves as Vice President, Controller and Treasurer of APL. He is an United States citizen.

     (v) Joyce M. Domijan, whose business address is American Physicians Life Insurance Company, 13515 Yarmouth Drive, N.W., Pickerington, Ohio 43147. Ms. Domijan serves as Vice President, Operations of APL. She is an United States citizen.

     D. PIC is an Ohio corporation which is a wholly-owned direct subsidiary of Physicians and the parent of APL. PIC was formed for the purpose of holding the shares of APL and conducts no other business. PIC's business address is 13515 Yarmouth Drive, N.W., Pickerington, Ohio 43147.

     The directors of PIC are Ronald Langley, John R. Hart, Richard H. Sharpe, Richard D. Ruppert, MD and Dr. Gary H. Weiss. Each of their backgrounds has been described in Item 2(A) above.

     The executive officers of PIC include Richard D. Ruppert, MD, who serves as Chairman of the Board; Richard H. Sharpe, who serves as President and Treasurer; and James F. Mosier, Esq., who serves as Secretary. Each of their backgrounds has been described in Item 2(A) above.

     E. Holdings is controlled by Guinness Peat Group plc ("GPG"), an English investment holding company whose business address is Second Floor, 21-26 Garlick Hill, London EC4V 2AU England, as a result of GPG's ownership of shares of Holdings. Based upon information contained in the Schedule 13D, and Amendments No. 1, 2, 3 and 4 thereto, filed by GPG in respect of its beneficial ownership of shares of Class A Common Stock of Physicians prior to the Merger whereby Physicians became a wholly-owned subsidiary of Holdings (collectively, the "GPG
Schedule 13D"), Physicians is aware that the directors and executive officers of GPG are as follows:

     Directors and Executive Officers of GPG

     (i) Maurice William Loomes, who is a citizen of Australia and whose business address is Level 24, 2 Market Street, Sydney 2000 Australia. Mr. Loomes is a director of GPG.

     (ii) Anthony Ian Gibbs, who is a citizen of New Zealand and whose business address is c/o Registry Managers (New Zealand Limited), Private Bag 92119, Auckland 1030 New Zealand. Mr. Gibbs is a director of GPG.

     (iii) Sir Ron Brierley, who is a citizen of New Zealand and whose business address is Guinness Peat Group plc, Second Floor, 21-26 Garlick Hill, London EC4V 2AU England. Sir Ron is Chairman of the Board and a director of GPG.

     (iv) Trevor J.N. Beyer, who is a citizen of New Zealand and whose business address is Guinness Peat Group plc, Second Floor, 21-26 Garlick Hill, London EC4V 2AU England. Mr. Beyer is a director of GPG.

     (v) Blake A. Nixon, who is a citizen of New Zealand and whose business address is Guinness Peat Group plc, Second Floor, 21-26 Garlick Hill, London EC4V 2AU England. Mr. Nixon is a director and Executive Director in the United Kingdom of GPG.

     (vi) Dr. Gary H. Weiss, who is a director and Executive Director in Australia of GPG. Dr. Weiss' background is described in Item 2(A) above.

     (vii) J. Richard Russell, who is a citizen of Great Britain and whose business address is Guinness Peat Group plc, Second Floor, 21-26 Garlick Hill, London EC4V 2AU England. Mr. Russell is Secretary of GPG.

     F. During the last five years, none of Holdings, Physicians, APL, PIC and, to the best knowledge of Physicians, the individuals named in Items 2(A), 2(B), 2(C) and 2(D), has been convicted in a criminal proceeding. To the best knowledge of Physicians, based upon the information contained in the GPG
Schedule 13D, none of GPG and the individuals named in Item 2(E) has been convicted in a criminal proceeding.

     G. During the last five years, none of Holdings, Physicians, APL, PIC and, to the best knowledge of Physicians, the individuals named in Items 2(A), 2(B), 2(C) and 2(D), was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. To the best knowledge of Physicians, based upon the information contained in the GPG Schedule 13D, none of GPG and the individuals named in Item 2(E) has been a party to such a civil proceeding.

Item 3.   Source and Amount of Funds or Other Consideration.

       On December 2, 1996, pursuant to the Agreement, dated November 14, 1996 (the "PC Quote Agreement"), between Physicians and PC Quote, Physicians acquired from PC Quote a Convertible Subordinated Debenture (the "Debenture") in the principal amount of $2,500,000 due December 31, 2001 with interest at an annual rate of 1% over the prime rate as announced from time to time by The Wall Street Journal. Physicians purchased the Debenture with generally available funds from working capital. As described more fully in Item 4 below, the Debenture is convertible, at the election of Physicians, into 1,250,000 PC Quote Shares.

       In addition, on February 9, 1996, Physicians purchased from A-T Financial Information, Inc., in a privately negotiated transaction, 50,000 warrants to purchase one PC Quote Share (the "PC Quote Warrants"), at a purchase price of $5 per PC Quote Warrant. The PC Quote Warrants had an exercise price of $1.25 per PC Quote Share. Physicians exercised all of the PC Quote Warrants on February 15, 1996 and thereby acquired 50,000 PC Quote Shares. Physicians purchased the PC Quote Warrants and the PC Quote Shares with generally available funds from working capital.

Item 4.   Purpose of Transaction.

       As noted in Item 3 above, Physicians purchased the Debenture on December 2, 1996. Principal under the Debenture will be payable in full on December 31, 2001. Interest under the Debenture will accrue from December 2, 1996 and be payable semi-annually beginning January 1, 1998. Interest will be payable in cash or, at the option of Physicians, in PC Quote Shares at their fair market value at the time of payment. The Debenture is convertible, at the election of Physicians at any time, into 1,250,000 PC Quote Shares, subject to adjustment to reflect stock splits, stock dividends, recapitalizations, consolidation or merger involving PC Quote or the sale or transfer of substantially all of the assets of PC Quote. The Debenture is redeemable by PC Quote, solely at the conclusion of the rights offering provided for in the PC Quote Agreement for 1,250,000 PC Quote Shares, subject to adjustment.

       Pursuant to the PC Quote Agreement, PC Quote is to provide for a five-member Board of Directors composed of Ronald Langley, Louis Morgan, Paul DiBiasio, John Hart and Michael Ellis. Messrs. Langley, Morgan and DiBiasio are currently members of the PC Quote Board of Directors, together with M. Blair Hull and Alexander R. Piper III, who resigned pursuant to the PC Quote Agreement. PC Quote will file a notice (the "Rule 14f-1 Notice") under Rule 14f-1 of the Securities Exchange Act of 1934 (the "Exchange Act") with the Securities and Exchange Commission (the "SEC") in respect of the change in control of PC Quote's Board of Directors contemplated by the PC Quote Agreement; and transmit the Rule 14f-1 Notice to its shareholders. Upon the expiration of the 10-day waiting period (or earlier, if the SEC so permits) following the filing of the Rule 14f-1 Notice, Messrs. Hart and Ellis will be appointed as PC Quote directors to fill the vacancies created by the resignations of Messrs. Hull and Piper. As noted in Item 2 above, Messrs. Hart and Langley are directors of Holdings, Physicians, APL and PIC and executive officers of Holdings and Physicians. The PC Quote Agreement also provides for the establishment of an Executive Committee of the PC Quote Board of Directors, having the full powers authorized by the Delaware General Corporation Law, consisting of Messrs. Morgan, Langley and Hart.

       The PC Quote Agreement also contemplates that PC Quote will prepare and submit for its shareholders' approval (i) an amendment to its Certificate of Incorporation to increase its authorized shares of Common Stock to 20,000,000 shares and (ii) ratification of the transactions contemplated by the PC Quote Agreement. Such shareholder approval may be by written consent of the holders of 51% or more of PC Quote's outstanding shares or at the 1997 annual shareholders' meeting of PC Quote.

       Pursuant to the PC Quote Agreement, PC Quote also agreed to prepare and file a registration statement (the "Registration Statement") with the SEC, and use its best efforts to have such Registration Statement declared effective, for a rights offering (the "Rights") to be made pro rata to all of its shareholders, except Physicians, consisting of 1,250,000 PC Quote Shares at an exercise price of $2.00 per share. The Rights are to be non-transferable, exercisable solely in cash, expire 30 days after issuance and provide that Physicians will, at no cost to Physicians, exercise for $2.00 cash per share any Right which expires unexercised. Physicians agreed within three business days from receipt of written notice from PC Quote to such effect, to purchase for $2.00 cash all PC Quote Shares deliverable upon exercise of all Rights which have expired unexercised. To the extent permissible under applicable securities laws, PC Quote agreed to include in the Registration Statement those PC Quote Shares issuable to Physicians upon conversion or redemption of the Debenture or any other PC Quote Shares then owned by Physicians.

Item 5.  Interest in Securities of the Issuer.

       (a)(b) Beneficial Ownership of PC Quote Shares:

--------------------------------------------------------------------------------
                                PC Quote Shares
                                  which may be
                                 Acquired upon   Total PC Quote    Percent of
              PC Quote Shares    Conversion of       Shares       Outstanding
   Person    Currently Held (1)  Debenture (1)    Beneficially     PC Quote
   ------    ------------------  -------------        Owned        Shares (2)
                                                  ------------    -----------
Holdings        2,146,400(3)(4)    1,250,000 (5)    3,396,400         39.5%
--------------------------------------------------------------------------------
Physicians      2,146,400(3)(4)    1,250,000 (5)    3,396,400         39.5%
--------------------------------------------------------------------------------
APL                96,400 (4)          0               96,400          1.3%
--------------------------------------------------------------------------------
PIC                96,400 (4)          0               96,400          1.3%
--------------------------------------------------------------------------------

(1)    The beneficial owner has sole voting and investment power.
(2) The percent of the outstanding PC Quote Shares is based upon the number of PC Quote Shares outstanding (7,350,000) and the number of PC Quote Shares that the person may acquire upon conversion of the Debenture.
(3) Includes 2,050,000 PC Quote Shares beneficially owned directly by Physicians which is a direct subsidiary of Holdings.
(4) Includes 96,400 PC Quote Shares beneficially owned directly by APL, which is a direct subsidiary of PIC and an indirect subsidiary of Physicians and of Holdings.
(5) Includes 1,250,000 PC Quote Shares which may be acquired upon conversion of the Debenture beneficially owned directly by Physicians.


       (c)  See Items 2(A), 3 and 4 above.

       (d)  See Items 5(a) and 5(b) above.

       (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

       See Items 2, 3 and 4 above.

Item 7.  Material to be Filed as Exhibits:

     Exhibit A - Joint  Filing  Agreement,  dated  December 3, 1996,  among PICO
          Holdings, Inc., Physicians Insurance Company of Ohio, American Physicians Life Insurance Company and Physicians Investment Company [Page 14].

     Exhibit B - Agreement,  dated November 14, 1996, between PC Quote, Inc. and
          Physicians Insurance Company of Ohio [Page 15].

     Exhibit C - Convertible Subordinated Debenture Due 2001 [Page 23].

Signature.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 3, 1996               PICO HOLDINGS, INC.


                                    By: /s/ James F. Mosier
                                        ________________________________________
                                            James F. Mosier,
                                            General Counsel and Secretary


                      PHYSICIANS INSURANCE COMPANY OF OHIO


                                    By: /s/ James F. Mosier
                                        ________________________________________
                                            James F. Mosier,
                                            General Counsel and Secretary


                       AMERICAN PHYSICIANS LIFE INSURANCE
                                      COMPANY


                                    By: /s/ James F. Mosier
                                        ________________________________________
                                            James F. Mosier,
                                            General Counsel and Secretary


                                    PHYSICIANS INVESTMENT COMPANY


                                    By: /s/ James F. Mosier
                                        ________________________________________
                                            James F. Mosier, Secretary

                                                                       EXHIBIT A

                             JOINT FILING AGREEMENT

In accordance with Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, the persons named below hereby agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including any amendments thereto) with respect to the shares of Common Stock of PC Quote, Inc. beneficially owned by each of them and further agree that this Joint Filing Agreement be included as an exhibit to such joint filings.

IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of the 3rd day of December, 1996.


                                     PICO HOLDINGS, INC.


                                     By:  /s/ James F. Mosier
                                          ______________________________________
                                              James F. Mosier,
                                              General Counsel and Secretary


                      PHYSICIANS INSURANCE COMPANY OF OHIO


                                     By:  /s/ James F. Mosier
                                          ______________________________________
                                              James F. Mosier,
                                              General Counsel and Secretary


                                     AMERICAN PHYSICIANS LIFE
                                        INSURANCE COMPANY


                                     By:  /s/ James F. Mosier
                                          ______________________________________
                                              James F. Mosier,
                                              General Counsel and Secretary


                          PHYSICIANS INVESTMENT COMPANY


                                     By:  /s/ James F. Mosier
                                          ______________________________________
                                              James F. Mosier, Secretary

                                                                       EXHIBIT B

                       Agreement, dated November 14, 1996,
                           between PC Quote, Inc. and
                      Physicians Insurance Company of Ohio

                                    AGREEMENT

     THIS AGREEMENT is made this 14th day of November, 1996, by and between PC Quote Inc., a Delaware corporation, and Physicians Insurance Company of Ohio, an Ohio corporation ("PICO").

1.    Agreement:

     A. PICO agrees to purchase from PC Quote a Convertible Subordinated Debenture in substantially the form attached hereto (the "Debenture") in the principal amount of $2,500,000 due December 31, 2001 with interest at an annual rate of one percent (1%) over the prime rate as announced from time to time by The Wall Street Journal. Principal will be payable in full on December 31, 2001. Interest shall accrue from the Closing Date and be payable semi-annually beginning January 1, 1998. Interest shall be payable in cash or, at the option of PICO, in shares of Common Stock of PC Quote at their fair market value at the time of such payment. The Debenture shall be convertible at the election of PICO at any time into 1,250,000 shares of Common Stock of PC Quote (the "Common Stock"), subject to adjustment as set forth therein; and the Debenture shall be redeemable by PC Quote solely at the conclusion of the Rights offering described below in paragraph 7 for 1,250,000 shares of Common Stock, subject to adjustment. The agreement also provides that PC Quote shall, (i) at the closing of the Debenture offering, provide for a five member Board of Directors composed of Ronald Langley, Louis Morgan, Paul DiBiasio, John Hart and Michael Ellis. Messrs. Morgan, DiBiasio and Langley are current members of the Board of Directors. Messrs. Hart and Ellis have been proposed as nominees to the Board by PICO; and (ii) establish an Executive Committee of the Board having full powers authorized by the Delaware General Corporation Law consisting of Louis Morgan, Ronald Langley and John Hart. The Debenture offering is expected to close on or before November 21, 1996.


2. Representations and Warranties of PC Quote: PC QUOTE hereby represents and warrants to PICO as follows:

     A. PC Quote presently has authorized 10,000,000 shares of Common Stock, of which 7,350,000 shares are outstanding, 1,000,000 shares are reserved for outstanding options under the Company's Incentive Stock Option Plan and up to 100,000 shares are reserved for issuance under the Company's Employee Stock Purchase Plan.

     B. PC Quote has taken all requisite corporate action to authorize the execution and delivery of this Agreement, the Debenture and the transactions contemplated hereby and thereby, including the reservation of an aggregate of 2,500,000 shares of Common Stock for issuance upon conversion of the Debenture and the Rights offering described in paragraph 7 below.

     C. The shares of Common Stock to be issued upon conversion or redemption of the Debenture and in payment of any interest thereon, when so delivered, will be duly and validly authorized, fully paid and non-assessable.

     D. Except as disclosed by the Company to PICO, the execution and delivery of this Agreement, the Debenture and the transactions contemplated hereby and thereby do not conflict with, or cause a default under, any material indenture, loan agreement, or other contract or agreement to which PC Quote is a party or by which its property may be bound or affected, nor any judgment or order of any court or governmental agency to which PC Quote or its property is subject; nor is the consent of any governmental agency required for PC Quote's execution and delivery of this Agreement, the Debenture or performance of the transactions contemplated hereby and thereby except for compliance with applicable federal and state securities laws.

3. Closing Date: The Closing Date shall be November 21, 1996, at 10:00 o'clock Chicago time, at the Company's executive offices in Chicago, Illinois or at such other time and place as the parties may agree.

4. PICO Representations and Warranties: PICO represents and warrants to PC Quote as follows:

     A. PICO has taken all requisite corporate action to authorize the execution and delivery of this Agreement, the purchase of the Debenture and the transactions contemplated hereby and thereby, including its agreement in connection with the Rights offering described in paragraph 7 below.

     B.   The  execution  and  delivery of this  Agreement,  the purchase of the
          Debenture  and  the  transactions   contemplated  hereby  and  thereby
          including its agreement in connection with the Rights offering described in paragraph 7 below, do not conflict with, or cause a default under, any material indenture, loan agreement, or other contract or agreement to which PICO is a party or by which its property may be bound or affected, nor any judgment or order of any court or governmental agency to which PICO or its property is subject; nor is the consent of any governmental agency required for PICO's execution and delivery of this Agreement, purchase of the Debenture or performance of the transactions contemplated hereby and thereby including PICO's agreement in connection with the Rights offering described in paragraph 7 below, except requisite compliance with applicable federal and state securities laws.

5.    PICO Investment Representations:

     PICO represents and warrants to PC Quote that (i) it is in receipt of PC Quote's Forms 10-Q for the periods ended March 31, 1996 and June 30, 1996 and the draft Form 10-Q for the quarter ended September 30, 1996; (ii) it is familiar with the business, prospects and financial condition of PC Quote; (iii) it understands that the Debenture and all shares of Common Stock to be received by it upon conversion or redemption of the Debenture or upon payment of interest will not be registered under applicable federal or state securities laws until such time as they are included in a Registration Statement filed by PC Quote with the Securities Exchange Commission; (iv) the Debenture and all such shares of Common Stock are being acquired by PICO for its own account, for investment purposes only, and not with a view to distribution or resale; (v) the Debenture and all such shares of Common Stock cannot be sold or transferred except under a registration statement, or applicable SEC exemption (such as Rule 144), and the Debenture and certificates for such shares will contain a legend to such effect; (vi) representatives of PICO have had an opportunity to review any additional documents requested and to ask questions of, and receive answers from officers of PC Quote concerning this investment; (vii) PICO and its representatives have such knowledge and experience in financial and business matters that PICO is capable of evaluating the merits and risks of an investment in PC Quote; and (viii) PICO's financial situation is such that it can comfortably hold the Debenture and all the shares of Common Stock to be received for the required period without selling them and can even sustain a complete loss with respect to such Debenture and/or shares of Common Stock.

6. Stockholder Approval: As promptly as practicable PC Quote agrees to prepare and submit for its shareholders' approval (i) an amendment to its Certification of Incorporation to increase its authorized shares of Common Stock to 20,000,000 shares and (ii) ratification of the transactions contemplated by this Agreement. Such shareholder approval may be by written consent of the holders of 51% of more of PC Quote's outstanding shares or at the 1997 annual shareholders' meeting.

7.    Rights Offering:  PC Quote and PICO each agree as follows:

     A. PC Quote agrees to prepare and file with the Securities and Exchange Commission a Registration Statement (the "Registration Statement"), and use its best efforts to have such Registration Statement declared effective, for a Rights offering to be made pro rata to all its Shareholders except PICO consisting of 1,250,000 shares of Common

          Stock at an exercise price of $2.00 per share. Such Rights will be non-transferrable, exercisable solely in cash, will expire 30 days after issuance, and will provide that PICO shall, at no cost to PICO, exercise for $2.00 cash per share any such Right which expires unexercised.

     B. PICO agrees within three (3) business days from receipt of written notice from PC Quote to such effect, to purchase for $2.00 cash all shares of Common Stock deliverable upon the exercise of all Rights which have expired unexercised.

     C. To the extent permissible under applicable Federal and State Securities Laws, PC Quote agrees to include in the Registration
          Statement those shares of Common Stock issuable to PICO upon conversion or redemption of the Debenture and any other shares of PC Quote common stock then owned by PICO.

                              PC QUOTE, INC.


                              By: /s/ Louis J. Morgan
                                  ______________________________________
                                      Its: Chairman


                              PHYSICIANS INSURANCE COMPANY OF OHIO



                              By: /s/ John R. Hart
                                  ______________________________________
                                  Its: President & CEO

                                                                       EXHIBIT C


                       Convertible Subordinated Debenture

                                    Due 2001

                                 PC QUOTE, INC.
                   Convertible Subordinated Debenture Due 2001


      PC QUOTE, INC., a corporation duly organized and existing under the laws of Delaware (herein called the "Company"), for value received, hereby promises to pay to Physicians Insurance Company of Ohio ("PICO") Two Million Five Hundred Thousand and 00/100 Dollars ($2,500,000.00) on December 31, 2001, at PICO's executive offices (or at such other offices or agencies designated for that purpose by the holder of this Debenture) in such coin or currency of the United States of America as at the time of payment shall be legal tender for the payment of public and private debts or in shares of Common Stock of the Company as more fully set forth on Appendix A hereof and to pay interest from the date hereof in cash or shares of Common Stock of the Company as more fully set forth on Appendix A hereof, semiannually on January 1 and July 1 of each year (each an "Interest Payment Date"), commencing on January 1, 1998, on said principal sum at said office or agency, in like coin or currency, or at the holder's option in Company shares of Common Stock, at a rate per annum equal to one percent (1%) over the prime rate as announced from time to time by The Wall Street Journal until payment of said principal sum has been paid on this Debenture.

      Reference is hereby made to the further provisions of this Debenture set forth on Appendix A, including, without limitation, provisions subordinating the payment of principal and interest on this Debenture to the prior payment in full of all Senior Indebtedness (as defined herein) and provisions giving the holder of this Debenture the right to convert, and the Company the right to redeem, this Debenture into common stock of the Company ("Common Stock") on the terms and subject to the limitations referred to on Appendix A. Such further provisions shall for all purposes have the same effect as though fully set forth at this place.

      IN WITNESS WHEREOF, the Company has caused this instrument to be signed manually or by facsimile by the duly authorized officers.


Dated:  11/27/96

Attest:                                PC QUOTE, INC.



By: /s/ Darlene Czaja                  By:  /s/ Louis J. Morgan
    _______________________________         _______________________________
        Secretary                               Chairman

                                   APPENDIX A


                                 PC QUOTE, INC.
                   Convertible Subordinated Debenture Due 2001

      This Debenture is duly authorized by the Company (herein called the "Debenture"), in the principal amount of Two Million Five Hundred Thousand Dollars ($2,500,000), together with interest from the date hereof at an annual rate equal to one percent (1%) over the prime rate as published from time to time by The Wall Street Journal, the interest to be payable semiannually in cash or shares of Common Stock of the Company at the holder's option, commencing on January 1, 1998, with principal and any accrued but unpaid interest due and payable on December 31, 2001, and is issued under and pursuant to that certain Agreement dated as of November 14, 1996 (herein called the "Agreement") by and between the Company and Physicians Insurance Company of Ohio ("PICO"). In case an Event of Default (defined below) shall have occurred and be continuing, the principal hereof and accrued interest hereon may be declared due and payable by the holder hereof by giving notice in writing to the Company.

      An "Event of Default", wherever used herein means any one of the following events (whether voluntary or involuntary or pursuant to the subordination provisions hereof, or be effected by operation of law or pursuant to any judgment, decree or order of any court of any order, rule or regulation of any administrative or governmental body):

     (1) default in the payment of any installment of interest on the Debenture as and when it becomes due and payable, whether or not such payment is prohibited by the subordination provisions hereof, and continuance of such default for a period of 30 days; or

     (2) default in the payment of principal as and when the same shall become due and payable at maturity or in connection with any redemption or otherwise, by declaration or otherwise and whether or not such payment is prohibited by the subordination provisions hereof and such default continues for a period of 15 days; or

     (3) default in the Company's obligation to deliver shares of Common Stock upon conversion; or

     (4) the entry by a court having jurisdiction in the premises of (a) a decree or order for relief in respect of the Company in an involuntary case or proceeding under any applicable Federal or State bankruptcy, insolvency, reorganization or other similar law or (b) a decree or order adjudging the Company a bankrupt or insolvent, or approving as properly filed a petition seeking reorganization, arrangement, adjustment or composition of or in respect of the Company under any applicable Federal or state law, or appointing a custodian, receiver, liquidator, assignee, trustee, sequestrator or other similar official of the Company or of all or substantially all of its property, or ordering the winding up or liquidation of its affairs, and the continuance of any such decree or order for relief or for any such other decree or order unstayed and in effect for a period of 60 consecutive days; or

     (5) the commencement by the Company of a voluntary case or proceeding under any applicable Federal or state bankruptcy, insolvency, reorganization or other similar law, or the consent by it to the entry of a decree or order for relief in respect of the Company in an involuntary case or proceeding under any applicable Federal or state bankruptcy, insolvency, reorganization or other similar law, other consent by it to the appointment of or taking possession by a custodian, receiver, liquidator, assignee, trustee, sequestrator or similar official of the Company or of all or substantially all of its property, or the making by it of general assignment for the benefit of creditors.

      The holder of this Debenture may waive any past default or Event of Default and its consequences. Any such consent or waiver by the holder of this Debenture shall be conclusive and binding upon such holder and upon all future holders and owners of this Debenture and all Debentures which may be issued in exchange or substitution therefor, irrespective of whether or not any notation thereof is made upon this Debenture or such other debentures.

      Except with respect to the rights of holders of Senior Indebtedness set forth in this Debenture, no provision of this Debenture shall alter or impair the obligation of the Company, which is absolute and unconditional, to pay the principal of, or interest on this Debenture at the price and at the time prescribed hereunder.

      Interest on the Debenture shall be calculated on the basis of a 360-day year of twelve 30-day months for the period from (and including) each Interest Payment Date to (but not including) each following Interest Payment Date. At the option of the holder, all or any portion of an Interest Payment may be made in shares of Common Stock having their fair market value equal to the amount of such Interest Payment represented by such shares.

      The registered holder of this Debenture has the right, at its option, at any time on or prior to the close of business on December 31, 2001, to convert the principal amount hereof into 1,250,000 fully paid and non-assessable shares of Common Stock at the conversion price of $2.00 per share (as adjusted in accordance with this paragraph), upon surrender of this Debenture to the Company at its executive offices, accompanied by written notice of conversion duly executed. If the Company at any time subdivides (by any stock split, stock dividend, recapitalization or otherwise) its outstanding shares of Common Stock into a greater number of shares prior to conversion, the Conversion Price shall be proportionately reduced and the number of shares of Common Stock obtainable upon conversion shall be proportionately increased. If the Company at any time combines (by reverse stock split or conversion) its outstanding shares of Common Stock into a smaller number of shares prior to conversion, the Conversion Price shall be proportionately increased and the number of shares of Common Stock obtainable upon conversion shall be proportionately decreased. The Company shall not issue fractional shares or scrip representing fractions of shares of Common Stock upon any such conversion, but shall make an adjustment therefor in cash on the basis of the then current market value of such fractional interest. No payment or adjustment shall be made on conversion for interest accrued hereon or for dividends on Common Stock delivered on conversion. In the case of a consolidation, merger, or sale or transfer of substantially all the Company's assets with, into or to any person or entity or related group of persons or entities which is not a subsidiary of the Company, the Conversion Price shall be proportionately adjusted and the number of shares of Common Stock obtainable upon conversion shall be proportionately adjusted so that the rights of the holder hereof shall be equitably preserved.

      The indebtedness evidenced by this Debenture is expressly subordinated and subject to right of payment to the prior payment in full of all indebtedness of the Company to Lakeside Bank, both secured and unsecured, whether outstanding at the date hereof or incurred after the date hereof ("Senior Indebtedness"). The provisions of this paragraph are made for the benefit of all holders of Senior Indebtedness, and any such holder may proceed to enforce such provisions. Each holder of this Debenture, by executing the same, agrees to and shall be bound by such provisions.

      (1) In the event of any insolvency or bankruptcy proceedings, and any receivorship, liquidation, reorganization or other similar proceedings relative to the Company or to its creditors, or to its property, and in the event of any and if the shares of Common Stock to be issued conversion are to be issued to in any name other than that of the registered holder of this Debenture by instrument of transfer, in form satisfactory to the Company, duly executed by the registered holder or his duly authorized attorney and, in case such surrender shall be made during the period prior to the close of business proceedings for voluntary liquidation, dissolution or other winding up of the Company, whether or not involving insolvency or bankruptcy, then the holders of Senior Indebtedness shall be entitled to receive payment in full of all principal and interest on all Senior Indebtedness before the holder of this Debenture are entitled to receive any payment on account of principal or interest on this Debenture, and to that end (but subject to the power of a court of competent jurisdiction to make other equitable provision reflecting the rights conferred in this Debenture upon the Senior Indebtedness and its holders with respect to the subordinate indebtedness hereunder and the holder of it by a lawful plan of reorganization under applicable bankruptcy law) the holders of Senior Indebtedness shall be entitled to receive for application in payment of it any payment or distribution of any kind or character, whether in cash or property or securities, which may be payable or deliverable in any proceedings in respect to this Debenture, except securities which are subordinate and junior in right of payment to the payment of all Senior Indebtedness then outstanding; and

      (2) In the event of any default in the payment of the principal of or interest on any Senior Indebtedness and during the continuation of any such default, no amount shall be paid by the Company, and the holder of this Debenture shall not be entitled to receive any amount, in respect to the principal or interest on this Debenture; and

      (3) In the event that this Debenture is declared due and payable before its expressed maturity because of the occurrence of an Event of Default (under circumstances when the provisions of the foregoing clause (1) is applicable), the holders of the Senior Indebtedness outstanding at the time the Debenture becomes due and payable because of the occurrence of an Event of Default shall be entitled to receive payment in full of all principal and interest on all Senior Indebtedness before the holder of this Debenture is entitled to receive any payment on account of the principal or interest hereon.

No present or future holder of Senior Indebtedness shall be prejudiced in the right to enforce subordination of this Debenture by any act or failure to act on the part of the Company. The provisions of this paragraph are solely for the purpose of defining the relative rights of the holders of Senior Indebtedness on the one hand, and the holder of this Debenture on the other hand, and nothing here shall impair, as between the Company and the holder of this Debenture, the obligation of the Company, which is unconditional and absolute, to pay to the holder of this Debenture principal and interest in accordance with its terms; nor shall anything here prevent the holder of this Debenture from exercising all remedies otherwise permitted by applicable law or herein, subject to the rights, if any, under this paragraph of holders of Senior Indebtedness to receive cash, property or securities otherwise payable or deliverable to the holder of this Debenture. The Company agrees, for the benefit of the holders of Senior Indebtedness, that in the event that this Debenture is declared due and payable before its expressed maturity because of the occurrence of an Event of Default
(a) the Company will give prompt notice in writing of the happening to the holders of Senior Indebtedness, and (b) all Senior Indebtedness shall become immediately due and payable on demand, regardless of its expressed maturity.

      This Debenture may be redeemed at the option of the Company, upon a resolution adopted by a majority of the Company's directors then in office who are neither affiliated with PICO nor designated by PICO as a nominee to the Company's Board of Directors, solely at the closing of the Rights Offering (as defined in the Agreement) (the "Redemption Date") in whole, prior to maturity, upon not less than 5 nor more than 60 days' prior notice given in writing to the holder hereof at its registered address, for 1,250,000 shares of Common Stock at a redemption price of $2.00 per share, as adjusted pursuant to this paragraph, together with accrued and unpaid interest to the Redemption Date. If the Company at any time subdivides (by any stock split, stock dividend, recapitalization or otherwise) its outstanding shares of Common Stock into a greater number of shares prior to the Redemption Date, the Redemption Price shall be proportionately reduced and the number of shares of Common Stock obtainable upon exercise of the Company's redemption option shall be proportionately increased. If the Company at any time combines (by reverse stock split or otherwise) its outstanding shares of Common Stock into a smaller number of shares prior to the Redemption Date, the Redemption Price shall be proportionately increased and the number of shares of Common Stock obtainable upon exercise of the Company's redemption option shall be proportionately decreased. In the case of a consolidation, merger, or sale or transfer of substantially all of the Company's assets with, into or to any person or entity or related group of persons or entities which is not a subsidiary of the Company, the Redemption Price shall be proportionately adjusted and the number of shares of Common Stock obtainable upon conversion shall be proportionately adjusted so that the rights of the holder hereof shall be equitably preserved. If the Company exercises its redemption option, interest shall cease to accrue on this Debenture on or after the Redemption Date.

      The Company may deem and treat the registered holder hereof as an absolute owner of this Debenture (whether or not this Debenture shall be overdue and notwithstanding any retention of ownership or other writing hereon made by anyone other than the Company. For the purpose of receiving payment hereof for conversion hereof and for all other purposes, and the Company shall not be affected by any notice to the contrary. All such payments and conversions shall satisfy and discharge the liability upon this Debenture to the extent of the sum or sums so paid on the conversion so made.

      No recourse for the payment of the principal of, if any, or interest on this Debenture or for any claim based hereon or otherwise in respect hereof, and no recourse under or upon any obligation, covenant or agreement of the Company in this Debenture or because of the creation of any indebtedness represented thereby, shall be filed against any incorporation, stockholder, officer or director, as such, past, present or future, of the Company or of any successor corporation, either directly or through the Company or any successor corporation, whether by virtue of any constitution, statute or rule of law, or by the enforcement of any assessment or penalty or otherwise, all such liability being, by the acceptance hereof and as part of the consideration for the issue hereof, expressly waived and released.

      THIS DEBENTURE SHALL BE DEEMED TO BE A CONTRACT MADE UNDER THE LAW OF THE STATE OF ILLINOIS AND FOR ALL PURPOSES SHALL BE CONSTRUED IN ACCORDANCE WITH AND GOVERNED BY THE LAWS OF SAID STATE.

      THIS DEBENTURE MAY NOT BE TRANSFERRED EXCEPT TO AFFILIATES OF PICO WITHOUT THE COMPANY'S EXPRESS WRITTEN CONSENT, AND ANY SUCH TRANSFER SHALL BE SUBJECT TO COMPLIANCE WITH ALL APPLICABLE FEDERAL AND STATE SECURITIES LAWS.

                                CONVERSION NOTICE


To:   PC Quote, Inc.

      The undersigned registered owner of this Debenture hereby irrevocably exercises the option to convert this Debenture into shares of Common Stock of PC QUOTE, INC., in accordance with the terms of this Debenture, and directs that the shares issuable and deliverable upon the conversion, together with any check in payment for fractional shares be issued and delivered to the registered holder hereof unless a different name has been indicated below.


Dated: _______________________      ____________________________________________
                                    Signature


Fill in for registration of shares to be delivered, and Debentures if to be issued, other than to and in the name of the registered holder (Please Print):


________________________________________________________
                         (Name)

________________________________________________________
                    (Street Address)

________________________________________________________
               (City, State and Zip Code)


________________________________________________________
Social security or other taxpayer identification number.

                                   ASSIGNMENT


For value received  ___________________________  hereby sell(s),  assign(s), and

transfer(s)  unto   ____________________________________________________________
(Please include social security number or other tax identification number of assignee) the within Debenture and hereby irrevocably constitutes and appoints

____________________________________________________  attorney to  transfer  the said Debenture on the books of the Company, with full power of substitution in the premises.



Dated: ___________________________        ______________________________________
                                          Signature(s)


Signature(s) must be guaranteed by a commercial bank or trust company or a member firm of a major stock exchange.


__________________________________________
Signature Guarantee